Morgan Stanley Variable Life

Issued by
Everlake Life Insurance Company
Through
Everlake Life Variable Life Separate Account A

Supplement Dated May 5, 2023 to
Notice Document Dated May 1, 2023

This supplement contains information about an upcoming change to the Morgan Stanley VIS Income Plus Sub-Account (“Income Plus Sub-Account”) and the Morgan Stanley VIS Income Plus Portfolio - Class X (“Fund”) in which the Sub-Account invests. The Income Plus Sub-Account is one of the investment options available under the Morgan Stanley Variable Life insurance contract (“Contract”). Please keep this supplement for future reference together with your Notice Document.

Fund Closure
On April 10, 2023, the Board of Trustees of Morgan Stanley Variable Investment Series approved a Plan of Liquidation with respect to the Fund. The liquidation of the Fund will occur only if liquidation pursuant to the Plan of Liquidation is approved by shareholders. If shareholder approval is obtained, the Fund will suspend the offering of its shares to all investors at the close of business on or about July 26, 2023, and the liquidation is expected to occur on or about July 28, 2023 ("Liquidation Date").

Sub-Account Closure
If the liquidation is approved, then the Income Plus Sub-Account will continue to be available for additional investment only until the close of business on July 26, 2023. Thereafter, the Income Plus Sub-Account will no longer accept purchase payments, transfers, or any other allocations. Any purchase payment, transfers, or other allocations (including automatic transactions such as systematic transfers, automatic portfolio rebalancing, and dollar cost averaging) to the Income Plus Sub-Account after July 26, 2023 will be automatically invested in the Variable Sub-Account investing in the Invesco V.I. Government Money Market Fund - Series I (“Government Money Market Sub-Account”).

Effective as of the Liquidation Date, the Income Plus Sub-Account will no longer be available as an investment option under your Contract and any amount invested in that Sub-Account as of the Liquidation Date will be transferred to the Government Money Market Sub-Account. After the Liquidation Date, unless you have instructed us otherwise, any outstanding instructions you have on file with us that designates the Income Plus Sub-Account will be deemed an instruction for the Government Money Market Sub-Account.

TRANSFERS
Prior to the Liquidation Date, you may change your allocation instructions and transfer your Contract value (if any) from the Income Plus Sub-Account to any other available Variable Sub-Account offered under your Contract without the transfer counting toward the maximum transfers per year or the number of transfers that may be made in any period without charge.

For a period of 60 days after the Liquidation Date, you may transfer some or all of your Contract value that was transferred to the Government Money Market Sub-Account to any other available Sub-Account without such transfer counting toward the maximum transfers per year or the number of transfers that may be made in any period without charge.

During the periods described above, any market timing and rider allocation plan limitations will continue to apply. You may effect transfers by written request, telephone or by any other method we make available under your Contract. For convenience, you may use the transfer request form that accompanies this supplement. We will send you a confirmation showing the date and other details of any amount that is transferred to the Government Money Market Sub-Account or to another investment option that you choose.

OTHER INFORMATION
If you have any questions regarding these changes, please feel free to contact your financial representative/agent or Everlake Life Insurance Company directly at 1-800-865-5237.

The prospectus for the Government Money Market Fund and any of the other underlying funds that correspond to the Variable Sub-Accounts offered under your Contract can be found online at https://www.everlakelife.com/morgan-stanley-spvl. You also can request this information at no cost by calling 1-800-865-5237 or by sending an email request to service@allstate.com.